United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the period ending 31 December 2025

Commission File Number 001-37791

COCA-COLA EUROPACIFIC PARTNERS PLC

Pemberton House, Bakers Road
Uxbridge, UB8 1EZ, United Kingdom
(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☒ Form 40-F D Â

P a g e | 1

COCA-COLA EUROPACIFIC PARTNERS

Preliminary unaudited results for the full year ended 31 December 2025

Resilient topline & productivity gains underpin strong profit & cash delivery;
announcing further €1bn share buyback*; well placed for 2026 & beyond

FY 2025 Total CCEP Key Financial Metrics[1]	As Reported		Comparable [1]	Change vs FY 2024			Adjusted Comparable[4]	Change vs FY 2024
				As Reported	Comparable[1]	Comparable FXN[1]		Adjusted Comparable[4]	Adjusted Comparable FXN[4]
Volume (M UC)[2]	3,958		3,958	2.4%	2.7%		3,958	0.2%
Revenue per UC[2],[3] (€)			5.38			1.6%	5.38		2.9%
Revenue (€M)	20,901		20,901	2.3%	2.3%	4.1%	20,901	0.9%	2.8%
Operating profit (€M)	2,793		2,808	31.0%	5.4%	7.5%	2,808	5.1%	7.1%
Diluted EPS (€)	4.26		4.11	38.3%	4.1%	6.2%
Comparable free cash flow (€M)			1,836
Dividend per share (€)		2.04

DAMIAN GAMMELL, CHIEF EXECUTIVE OFFICER, SAID:

“2025 has been another strong year for CCEP. We continue to refresh our consumers and lead value creation for our customers across beverage categories that are growing strongly. We delivered robust top and bottom-line growth, generated strong free cash flow and again grew shareholder returns. Our consumers continued to enjoy a wonderful portfolio of beverages, our revenue growth reflecting the ongoing demand for value from consumers but also for innovation and premiumisation. Our business continues to become more efficient, our multi-year productivity programmes supporting resilient profit growth and investment for the future.
“We remain resilient in vibrant categories even though the consumer environment remains challenging. We’re investing more than ever in growth and greater productivity to drive expanding operating margins. With strong commercial and innovation plans in place, including the 2026 FIFA World Cup, we're excited about what this year will bring to customers and consumers.
“Our guidance, combined with a growing dividend and further €1 billion of share buybacks demonstrate the strength of this great business and our ability to deliver attractive and consistent shareholder value. All whilst continuing to be a great partner for our customers and a great place to work for our fantastic colleagues.”

___________________________
Note: All footnotes included alongside the ‘About CCEP’ section on page 8
*Buyback programme of up to €1bn from February 2026 subject to further shareholder approval at the 2026 AGM
Comparable volume movements adjust for the impact of selling day movements, with one less in FY25 versus FY24

P a g e | 2

FY Financial Summary

FY 2025 Metric[1]	As Reported		Comparable[1]	Change vs FY 2024			Adjusted Comparable[4]	Change vs FY 2024
				As Reported	Comparable[1]	Comparable FXN[1]		Adjusted Comparable[4]	Adjusted Comparable FXN[4]
Total CCEP
Volume (M UC)[2]	3,958		3,958	2.4%	2.7%		3,958	0.2%
Revenue (€M)	20,901		20,901	2.3%	2.3%	4.1%	20,901	0.9%	2.8%
Cost of sales (€M)	13,461		13,465	1.8%	2.4%	4.2%	13,465	0.7%	2.6%
Operating profit (€M)	2,793		2,808	31.0%	5.4%	7.5%	2,808	5.1%	7.1%
Profit after taxes (€M)	1,979		1,916	37.0%	3.6%	5.7%
Diluted EPS (€)	4.26		4.11	38.3%	4.1%	6.2%
Revenue per UC[2],[3] (€)			5.38			1.6%	5.38		2.9%
Cost of sales per UC[2],[3] (€)			3.46			1.7%	3.46		2.7%
Comparable free cash flow (€M)			1,836

Dividend per share (€)		2.04		Maintained dividend payout ratio of ~50%

Europe
Volume (M UC)[2]	2,587		2,587	(0.5)%	(0.2)%		2,587	(0.2)%
Revenue (€M)	15,404		15,404	2.9%	2.9%	3.1%	15,404	2.9%	3.1%
Operating profit (€M)	2,189		2,139	23.7%	6.2%	6.5%	2,139	6.2%	6.5%
Revenue per UC[2],[3] (€)			5.97			3.6%	5.97		3.6%

APS (Australia, Pacific & Southeast Asia)
Volume (M UC)[2]	1,371		1,371	8.6%	8.6%		1,371	1.0%
Revenue (€M)	5,497		5,497	0.5%	0.5%	7.0%	5,497	(4.1)%	2.0%
Operating profit (€M)	604		669	66.4%	3.2%	10.5%	669	1.7%	8.8%
Revenue per UC[2],[3] (€)			4.26			(1.5)%	4.26		1.4%

P a g e | 3

FY & Q4 REVENUE HIGHLIGHTS[1],[4]
FY Revenue: Reported +2.3%; Adjusted Comparable FXN +2.8%[4]
•#1 value creator, delivering more revenue growth for retail customers than all FMCG peers[5] - NARTD category grew +6% during FY25
•NARTD YTD value share[5] +20bps (Europe -10bps; APS +90bps)
•Transactions broadly in-line with volumes; ahead in Europe & behind in APS
•Adjusted comparable volume +0.2%[4],[6]
◦By geography:
▪Europe -0.2%: Robust overall volume performance particularly in AFH & GB reflecting solid in-market execution & growth in Coca-Cola Zero Sugar & Energy. Greater consumer focus on value contributed to softer volumes, particularly in Germany, with demand in France impacted by the increased sugar tax
▪APS +1.0% reflecting:
•Australia/Pacific (AP): +2.7% (+4.1% excluding alcohol) solid underlying momentum driven by Australia & PNG
•Southeast Asia (SEA): flat with growth in the Philippines (cycling FY24 +11.0%) offset by double-digit decline in Indonesia reflecting a weaker consumer backdrop
◦By channel: Away from Home (AFH) +0.4%, Home +0.2%
▪Europe: AFH +0.7%, Home -0.7%
▪APS: AFH +0.1%, Home +4.1%
•Adjusted comparable revenue per unit case +2.9%[2],[3],[4] driven by strong mix, positive headline pricing & promotional optimisation
◦Europe: +3.6% reflecting strong pack & brand mix, headline price increases, promotional optimisation & the impact of the French sugar tax
◦APS: +1.4% reflecting headline price increases & promotional optimisation offset by exit of Suntory alcohol distribution in Australia (~2% revenue impact)
Q4 Revenue: Reported -0.7%; Adjusted Comparable FXN +2.9%[4]
•Adjusted comparable volume -0.1%[4],[6]
◦By geography:
▪Europe -0.9% reflecting greater consumer focus on value
▪APS +1.4% reflecting:
•AP: +1.8% (+4.9% excluding alcohol) - continued solid underlying momentum driven by Australia & PNG
•SEA: +1.0% reflecting return to growth in Philippines following Q3 impact of flooding, partly offset by moderating decline in Indonesia
◦By channel: AFH +1.2%, Home -0.9%
▪Europe: AFH flat, Home -1.6%
▪APS: AFH +2.4%, Home +1.6%
•Adjusted comparable revenue per unit case +1.5%[2],[3],[4] driven by strong brand mix, positive headline pricing & promotional optimisation
◦Europe: +2.9% reflecting strong brand mix, headline price increases & promotional optimisation
◦APS: -1.1% reflecting headline price increases offset by exit of Suntory alcohol distribution (Q3 onwards) in Australia
VOLUMES NOTE – Year on year volume movements are disclosed on a comparable and adjusted comparable basis which (i) assumes the acquisition of Coca-Cola Beverages Philippines Inc occurred at the beginning of the comparative period & (ii) adjusts for the impact of one less selling day versus FY24
Excluding selling days adjustment, FY25 volumes were CCEP -0.2% (Europe -0.5%, APS +0.5%)

P a g e | 4

FY25 HIGHLIGHTS & FY26 GUIDANCE[1]
FY25 Highlights
•Operating profit: Reported +31.0%; Adjusted Comparable FXN +7.1%[4]
◦Adjusted comparable cost of sales per unit case +2.7%[2],[3],[4] reflecting increased revenue per unit case driving higher concentrate costs, inflation in manufacturing & tax increases in France & GB
◦Adjusted comparable operating profit of €2,808m, +7.1%[3],[4] reflecting topline growth & ongoing productivity & efficiency programmes. Reported operating profit of €2,793m, +31.0% reflecting full year of Philippines profit in FY25, annualisation of prior year impairment of Indonesian business unit & lower business transformation costs
◦Comparable diluted EPS of €4.11, +6.2%[3] (reported €4.26, +38.3%)
•Comparable free cash flow: €1,836m reflecting solid performance (net cash flows from operating activities of €2,953m), further improvements in working capital & after investing ~€1bn in capex to drive future growth
◦FY25 year-end net debt: comparable EBITDA at 2.7x (FY24: 2.7x)
•FY dividend per share €2.04 +3.6%, maintains annualised payout ratio of ~50%
•Comparable ROIC of 11.5% (reported 10.9%) up 70 bps[4] driven by the increase in comparable profit after tax & continued focus on capital allocation
•Following transfer of UK listing to the Equity Shares "Commercial Companies" category in 2024, CCEP entered the FTSE UK Index Series in March 2025
•Sustainability:
◦Retained CDP ‘A’ List for climate for the 10th consecutive year
◦New venture investments in HotGreen to develop ultra-efficient heat pumps & in Nova Biochem to explore chemical production from natural sources

FY26 guidance[1]
Outlook for FY26 reflects our current assessment of market conditions. Unless stated otherwise, guidance is on a comparable & FX-neutral basis.
Revenue: growth of 3% to 4%
•Six extra days in Q1, six fewer in Q4 (moving from selling to calendar days)
•Impact from exit of Suntory alcohol distribution in Australia (ended June '25) & NZ (ended Dec '25): FY impact on group revenue ~0.5%
Cost of sales per UC: comparable growth of ~1.5%
•Commodities hedged at ~80% for FY26
•Concentrate directly linked to revenue per UC through incidence pricing

Operating profit: growth of ~7%
Comparable effective tax rate: ~26%
CAPEX: ~5% of revenue (including leases)
Comparable free cash flow: at least €1.7bn
Dividend payout ratio: ~50%[7] based on comparable EPS
Share buyback: CCEP today announces further share buyback programme of €1bn over the course of the year*

___________________________
* Buyback programme of up to €1bn subject to further shareholder approval at the 2026 AGM. Separate release with further details on the share buyback programme available via www.cocacolaep.com

P a g e | 5

FY & Q4 Revenue Performance by Geography[1]
All values are unaudited. Volumes are on a comparable basis for Europe and Australia / Pacific, and on an adjusted comparable basis for SEA, total APS and total CCEP. All changes are versus prior year equivalent period unless stated otherwise.

	Fourth quarter			Full Year
			Fx-Neutral			Fx-Neutral
	€ million	% change	% change	€ million	% change	% change
FBN[8]	1,251	4.8%	4.4%	5,302	4.6%	4.4%
Germany	824	1.1%	1.1%	3,203	0.8%	0.8%
Great Britain	855	(1.3)%	3.8%	3,470	4.3%	5.6%
Iberia[9]	809	4.1%	4.1%	3,429	0.9%	0.9%
Total Europe	3,739	2.4%	3.5%	15,404	2.9%	3.1%
Australia / Pacific[11]	927	(6.7)%	2.2%	3,279	(3.9)%	3.1%
Southeast Asia[4],[12]	551	(9.1)%	0.8%	2,218	(4.5)%	0.3%
Total APS[4]	1,478	(7.6)%	1.7%	5,497	(4.1)%	2.0%

Total CCEP[4]	5,217	(0.7)%	2.9%	20,901	0.9%	2.8%

FBN[8]
•FY low single-digit volume decline with growth in Benelux & Nordics, offset by France.
•Double-digit growth of Monster, across the region, supported by innovation & new listings.
•Double-digit growth of Sprite supported by new listings in France.
•Single-digit decline in Coca-Cola with growth of Zero Sugar more than offset by decline of Original Taste in France, following increased sugar tax in Q1 & softer AFH volumes.
•Growth in revenue/UC[10] reflects headline price increases, French sugar tax & positive pack & brand mix from growth of Monster.

Germany
•Low single-digit volume decline in Q4 & FY with strong growth of Coca-Cola Zero & Monster more than offset by decline in Coca-Cola Original Taste, Fanta & Mezzo Mix.
•Volume decline reflecting a deeper consumer focus on affordability & value for money & softer AFH volumes.
•FY revenue/UC[10] growth driven by headline price increases implemented during Q3, supported by positive pack mix from growth of cans & decline of large PET.

Great Britain
•Q4 volumes broadly flat with growth in large multi-packs offset by decline in large PET during Xmas period.
•FY low single-digit volume increase in both channels driven by double-digit increase in Monster, Dr. Pepper & Sprite, supported by growth in Coca-Cola Zero & improved performance from Diet Coke.
•Strong performance in ARTD driven by growth of multipacks in Home channel & innovation.
•FY revenue/UC[10] growth reflects headline price increase during Q2 & positive brand mix from growth of Monster.

Iberia[9]
•Successful transition of Nestea to Fuze Tea, exiting the year as the market leader in the RTD tea category.
•Volume excluding RTD Tea up low single-digit in Q4 & FY, driven by Coca-Cola Zero, Monster & Sprite with Aquarius in Sports & Aquabona in Water all growing strongly.
•BodyArmor Sports & Bang Energy launched towards the end of the year.
•FY revenue/UC[10] growth driven by headline price increases.

P a g e | 6

Australia / Pacific[11]
•Low single-digit volume increase in Q4 & FY driven by all markets, especially Australia & PNG, more than offsetting the impact of exit of Suntory alcohol distribution in Australia mid-year. Excluding alcohol, volumes & revenue up mid & high single-digit respectively.
•Strong growth in Coca-Cola Zero Sugar & improvement in performance of Diet Coke drove overall growth in Coca-Cola TM volumes. Grinders coffee volume grew double-digit & Fanta volume growth supported by Lemon launch in Australia.
•Energy volumes grew double-digit, supported by innovation (e.g. Ultra Vice Guava) alongside strong growth of original Ultra White.
•New multi-year agreement with Bacardi for distribution of premium spirits & ARTD brands in Australia began towards the end of the year.
•Revenue/UC[10] growth impacted by Suntory exit (~3% impact on FY revenue). Revenue/UC growth excluding alcohol driven by headline price increases & mix benefit from growth of mini cans, small PET & Monster.
Southeast Asia[4],[12]
•Flat FY volumes with growth in the Philippines offset by double-digit decline in Indonesia.
•Philippines FY volumes (cycling FY24 +11.0%) impacted by typhoon related flooding in Q3 returning to growth in Q4 & broadly in line with expectations. Volumes driven by growth of Coca-Cola Original Taste & Wilkins Pure water. Coca-Cola Zero Sugar also performed well though from a small base.
•Indonesia FY volumes declined double-digit, better in H2 versus H1, reflecting a weaker consumer & macroeconomic backdrop. Frestea RTD tea relaunched with new identity & flavours (Blackcurrant now #1 flavoured brand). The transformation of our route to market, designed to be more agile & cost effective & focused on unlocking topline growth was executed by the end of the year.
•Positive revenue/UC[10] largely reflects headline price increases in the Philippines during Q4’24.

P a g e | 7

FY & Q4 Volume Performance by Category[1],[4],[6]
All values are unaudited & all references to volumes are on an adjusted comparable basis. All changes are versus prior year equivalent period unless stated otherwise.

	Fourth quarter		Full Year
	% of Total	% Change	% of Total	% Change
Coca-Cola®	59.9%	(1.1)%	59.2%	(0.1)%
Flavours & Mixers	21.2%	(1.8)%	21.5%	(1.3)%
Water, Sports, RTD Tea & Coffee[13]	11.3%	3.7%	11.7%	0.2%
Other inc. Energy	7.6%	6.8%	7.6%	7.5%
Total	100.0%	(0.1)%	100.0%	0.2%

Coca-Cola®
Q4: -1.1%; FY: -0.1%
•Great activation & execution of return of 'Share a Coke' campaign & English Premier League campaign & Star Wars collaborations across our markets.
•FY Coca-Cola Original Taste -2.1% supported by new campaigns, with growth in APS driven by the Philippines & PNG offset by Europe.
•FY Coca-Cola Zero Sugar +5.3% driven by Europe & double-digit growth in Australia & the Philippines.
•Improved Diet Coke performance supported by 'This is My Taste' campaign & innovation in GB.

Flavours & Mixers
Q4: -1.8%; FY: -1.3%
•FY Sprite +0.6% supported by new listings & limited editions in GB & FBN, offset by decline in Indonesia.
•Second year of Fanta Halloween horror collection campaign supported volumes in Q4. FY volumes -2.8%, largely driven by decline in Indonesia & Germany.
•Strong double-digit Dr. Pepper growth in GB driven by new Cherry Crush variant.

Water, Sports, RTD Tea & Coffee[13]
Q4: +3.7%; FY: +0.2%
•Water FY +4.6% driven by Wilkins Pure in the Philippines, Aquabona in Iberia & Chaudfontaine in FBN.
•Sports FY +4.5% driven by growth of Aquarius in Spain, supported by launch at start of the year of Red Peach variant. BodyArmor launched in Iberia & NZ in Q4.
•FY RTD Tea & Coffee -13.8% driven by Frestea decline in Indonesia & well executed transition to Fuze Tea in Spain (now the market leader).

Other inc. Energy
Q4: +6.8%; FY: +7.5% (+13.5% ex. Juices)
•Energy FY +18.8% supported by innovation & distribution gains e.g. Lando Norris & Ultra Vice with growth in original variants e.g. White Zero Ultra. Energy share +200bps.
•Juices -10.0% due to Capri Sun strategic de-listing in Europe, now fully annualised.
•ARTD continuing to perform strongly with growing share in Europe, supported by launch of Bacardi & Coke & flavour variants of Jack Daniel's & Coke & Absolut Sprite. Exit of Suntory alcohol distribution in Australia mid-year, making way for TCCC portfolio, with new Bacardi spirits distribution in place from Q4.

P a g e | 8

Conference Call
•17 February 2026 at 12:00 GMT, 13:00 CET & 07:00 a.m. EST; accessible via www.cocacolaep.com
•Replay & transcript will be available at www.cocacolaep.com as soon as possible

Financial Calendar
•Annual Report & Form 20F published: 13 March 2026
•Q1 2026 trading update: 28 April 2026
•Financial calendar available here: https://ir.cocacolaep.com/financial-calendar/

Contacts
Investor Relations
Sarah Willett            Matt Sharff        Samina Khan        Dimitar Todorchev
sarah.willett@ccep.com        msharff@ccep.com    skhan@ccep.com        dtodorchev@ccep.com
Media Relations
mediaenquiries@ccep.com

About CCEP
Coca-Cola Europacific Partners is one of the world’s leading consumer goods companies. We make, move and sell some of the world’s most loved brands – serving nearly 600 million consumers and helping over 4 million customers across 31 countries grow.
We combine the strength and scale of a large, multi-national business with an expert, local knowledge of the customers we serve and communities we support.
The Company is currently listed on Euronext Amsterdam, NASDAQ, London Stock Exchange and on the Spanish Stock Exchanges, and a constituent of both the Nasdaq 100 and FTSE 100 indices, trading under the symbol CCEP (ISIN No. GB00BDCPN049)
For more information about CCEP, please visit www.cocacolaep.com & follow CCEP on LinkedIn.

___________________________
1.Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details & to ‘Supplementary Financial Information’ for a reconciliation of reported to comparable & reported to adjusted comparable results; Change percentages against prior year equivalent period unless stated otherwise
2.A unit case equals approximately 5.678 litres or 24 8-ounce servings
3.Comparable & FX-neutral
4.Non-IFRS adjusted comparable financial information as if the acquisition of Coca-Cola Beverages Philippines, Inc (CCBPI) occurred at the beginning of 2024 for illustrative purposes only. It does not intend to represent the results had the acquisition occurred at the dates indicated or project the results for any future dates or periods. Acquisition completed on 23 February 2024. Prepared on a basis consistent with CCEP IFRS accounting policies and includes acquisition accounting adjustments for the period 1 January to 23 February. Refer to ‘Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures’ for further details.
5.External data sources: Nielsen & IRI Period FY25
6.Reflects selling day shift with 1 less selling day versus FY’24. Excluding selling days adjustment, FY'25 volumes were CCEP -0.2% (Europe -0.5%, APS +0.5%)
7.Dividends subject to Board approval
8.Includes France, Monaco, Belgium, Luxembourg, the Netherlands, Norway, Sweden & Iceland
9.Includes Spain, Portugal & Andorra
10.Revenue per unit case
11.Includes Australia, New Zealand, the Pacific Islands & Papua New Guinea
12.Includes Philippines & Indonesia
13.RTD refers to ready to drink

P a g e | 9

Forward-Looking Statements
This document contains statements, estimates or projections that constitute "forward-looking statements" concerning the financial condition, performance, results, guidance and outlook, dividends, consequences of mergers, acquisitions, joint ventures, divestitures, strategy and objectives of Coca-Cola Europacific Partners plc and its subsidiaries (together CCEP or the Group). Generally, the words "ambition", "target", "aim", "believe", "expect", "intend", "estimate", "anticipate", "project", "plan", "seek", "may", "could", "would", "should", "might", "will", "forecast", "outlook", "guidance", "possible", "potential", "predict", "objective" and similar expressions identify forward-looking statements, which generally are not historical in nature.

Forward-looking statements are subject to certain risks that could cause actual results to differ materially. Forward-looking statements are based upon various assumptions as well as CCEP's historical experience and present expectations or projections. As a result, undue reliance should not be placed on forward-looking statements, which speak only as of the date on which they are made. Factors that, in CCEP's view, could cause such actual results to differ materially from forward looking statements include, but are not limited to, those set forth in the "Risk Factors" section of CCEP's 2024 Annual Report on Form 20-F filed with the SEC on 21 March 2025 and subsequent filings, including, but not limited to: changes in the marketplace; changes in relationships with large customers; adverse weather conditions; importation of other bottlers' products into our territories; deterioration of global and local economic and political conditions; uncertainty and volatility from the impact and extent of actual and promised tariff adjustments; increases in costs of raw materials; changes in interest rates or debt rating; deterioration in political unity within the European Union; defaults of or failures by counterparty financial institutions; changes in tax law in countries in which we operate; additional levies of taxes, including tariff adjustments; legal changes in our status; waste and pollution, health concerns perceptions, and recycling matters related to packaging; global or regional catastrophic events; cyberattacks against us or our customers or suppliers; technology failures; initiatives to realise cost savings; calculating infrastructure investment; executing on our acquisition strategy; costs, limitations of supplies, and quality of raw materials; maintenance of brand image and product quality; managing workplace health, safety and security; water scarcity and regulations; climate change and legal and regulatory responses thereto; other legal, regulatory and compliance considerations; anti-corruption laws, regulations, and sanction programmes; legal claims against suppliers; litigation and legal proceedings against us; attracting, retaining and motivating employees; our relationship with TCCC and other franchisors; and differing views among our shareholders.

Due to these risks, CCEP's actual future financial condition, results of operations, and business activities, including its results, dividend payments, capital and leverage ratios, growth, including growth in revenue, cost of sales per unit case and operating profit, free cash flow, market share, tax rate, efficiency savings, achievement of sustainability goals, including net zero emissions and recycling initiatives, capital expenditures, may differ materially from the plans, goals, expectations and guidance set out in forward-looking statements. These risks may also adversely affect CCEP's share price. CCEP does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise, except as required under applicable rules, laws and regulations.

P a g e | 10

Note Regarding the Presentation of Adjusted financial information and Alternative Performance Measures
Adjusted financial information
Non-IFRS adjusted financial information for selected metrics has been provided in order to illustrate the effects of the acquisition of CCBPI on the results of operations of CCEP in 2024 and to allow for greater comparability of the results of the combined group between periods. The adjusted financial information has been prepared for illustrative purposes only, and because of its nature addresses a hypothetical situation. It does not intend to represent the results had the acquisition occurred at the dates indicated, or project the results for any future dates or periods. It is based on information and assumptions that CCEP believe are reasonable, including assumptions as at 1 January 2024 relating to transaction accounting adjustments. No cost savings or synergies were contemplated in these adjustments.
The non-IFRS adjusted financial information has not been prepared in accordance with the requirements of Regulation S-X Article 11 of the US Securities Act of 1933 or any generally accepted accounting standards, may not necessarily be comparable to similarly titled measures employed by other companies and should be considered supplemental to, and not a substitute for, financial information prepared in accordance with generally accepted accounting standards.
The acquisition completed on 23 February 2024 and the non-IFRS adjusted financial information provided, reflects the inclusion of CCBPI as if the acquisition had occurred at the beginning of the period presented. It has been prepared on a basis consistent with CCEP IFRS accounting policies and includes transaction accounting adjustments for the periods presented.
Alternative Performance Measures
We use certain alternative performance measures (non-IFRS performance measures) to make financial, operating and planning decisions, and to evaluate and report performance. We believe these measures provide useful information to investors and as such, where clearly identified, we have included certain alternative performance measures in this document to allow investors to better analyse our business performance and allow for greater comparability. To do so, we have excluded items affecting the comparability of period over period financial performance as described below. The alternative performance measures included herein should be read in conjunction with and do not replace the directly reconcilable IFRS measures.
For purposes of this document, the following terms are defined:
‘‘As reported’’ are results extracted from our unaudited condensed consolidated financial statements.

“Adjusted” includes the results of CCEP as if the CCBPI acquisition had occurred at the beginning of 2024, including acquisition accounting adjustments, accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition.
"Comparable’’ is defined as results excluding items impacting comparability, which include restructuring charges, additional considerations or gains related to property sales, accelerated amortisation charges, expenses and releases related to certain legal provisions, acquisition and integration-related costs, net tax items arising from rate and law changes, inventory fair value step-up related to acquisition accounting, impairment charges and net impact related to European flooding. Comparable volume is also adjusted for selling days.
‘‘Adjusted comparable” is defined as adjusted results excluding items impacting comparability, as described above.
‘‘Fx-neutral’’ or "FXN" is defined as period results excluding the impact of foreign exchange rate changes. Foreign exchange impact is calculated by recasting current year results at prior year exchange rates.
‘‘Capex’’ or “Capital expenditures’’ is defined as purchases of property, plant and equipment and capitalised software, plus payments of principal on lease obligations, less proceeds from disposals of property, plant and equipment. Capex is used as a measure to ensure that cash spending on capital investment is in line with the Group’s overall strategy for the use of cash.
‘‘Comparable free cash flow’’ is defined as net cash flows from operating activities less capital expenditures (as defined above) and net interest payments, adjusted for items that are not reasonably likely to recur within two years, nor have occurred within the prior two years. Comparable free cash flow is used as a measure of the Group’s cash generation from operating activities, taking into account investments in property, plant and equipment, non-discretionary lease and net interest payments, while excluding the effects of items that are unusual in nature to allow for better period over period comparability. Comparable free cash flow reflects an additional way of viewing our liquidity, which we believe is useful to our investors, and is not intended to represent residual cash flow available for discretionary expenditures.
‘‘Comparable EBITDA’’ is calculated as Earnings Before Interest, Tax, Depreciation and Amortisation (EBITDA), after adding back items impacting the comparability of period over period financial performance. Comparable EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments. Further, comparable EBITDA does not reflect changes in, or cash requirements for, working capital needs, and although depreciation and amortisation are non-cash charges, the assets being depreciated and amortised are likely to be replaced in the future and comparable EBITDA does not reflect cash requirements for such replacements.
‘‘Net Debt’’ is defined as borrowings adjusted for the fair value of hedging instruments and other financial assets/liabilities related to borrowings, net of cash and cash equivalents and short-term investments. We believe that reporting net debt is

P a g e | 11

useful as it reflects a metric used by the Group to assess cash management and leverage. In addition, the ratio of net debt to comparable EBITDA is used by investors, analysts and credit rating agencies to analyse our operating performance in the context of targeted financial leverage.
‘‘ROIC” or “Return on invested capital” is defined as reported profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Invested capital is calculated as the addition of borrowings and equity attributable to shareholders less cash and cash equivalents and short-term investments.
“Comparable ROIC” adjusts reported profit after tax for items impacting the comparability of period over period financial performance and is defined as comparable operating profit after tax attributable to shareholders divided by the average of opening and closing invested capital for the year. Comparable ROIC is used as a measure of capital efficiency and reflects how well the Group generates comparable operating profit relative to the capital invested in the business.
‘‘Dividend payout ratio’’ is defined as dividends as a proportion of comparable profit after tax.
Additionally, within this document, we provide certain forward-looking non-IFRS financial information, which management uses for planning and measuring performance. We are not able to reconcile forward-looking non-IFRS measures to reported measures without unreasonable efforts because it is not possible to predict with a reasonable degree of certainty the actual impact or exact timing of items that may impact comparability throughout year.

P a g e | 12

Supplementary Financial Information - Items Impacting Comparability - Reported to Comparable
The following provides a summary reconciliation of items impacting comparability for the years ended 31 December 2025 and 31 December 2024:

Full Year 2025
In millions of € except share data which is calculated prior to rounding	Operating profit	Profit after taxes	Diluted earnings per share (€)
As Reported	2,793	1,979	4.26

Items impacting comparability	15	(63)	(0.15)
Restructuring charges[1]	105	75	0.16
Property sale[2]	(104)	(82)	(0.18)
Accelerated amortisation[3]	27	19	0.04
Litigation[4]	(19)	(13)	(0.03)
Acquisition and Integration related costs[5]	6	5	0.01
Net tax[6]	—	(67)	(0.15)
Comparable	2,808	1,916	4.11

Full Year 2024
As Reported	2,132	1,444	3.08

Items impacting comparability	531	405	0.87
Restructuring charges[1]	264	194	0.43
Acquisition and Integration related costs[5]	14	12	0.02
European flooding[7]	1	1	—
Inventory step-up[8]	5	3	—
Impairment[9]	189	154	0.34
Litigation[4]	3	2	—
Accelerated amortisation[3]	55	39	0.08
Comparable	2,663	1,849	3.95
__________________________
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent additional consideration received from the sale of a property in Germany and gains on the sales of properties in Germany and Great Britain, which were recognised as 'Other income'.
[3] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[4] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[5] Amounts represent cost associated with the acquisition and integration of CCBPI.
[6] Amounts represent the deferred tax impact related to income tax rate and law changes.
[7] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[8] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
[9] Amounts represent the expense recognised in 2024 in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

P a g e | 13

Supplementary Financial Information - Items impacting comparability - Reported to Adjusted Comparable
The following provides a summary reconciliation for CCEP’s reported results and adjusted comparable financial information for the year ended 31 December 2024:

Year ended 31 December 2024 (unaudited) In € millions except per share data which is calculated prior to rounding	Reported	Items impacting comparability[1]	Comparable	Adjusted comparable[2]	Adjusted comparable combined
	CCEP		CCEP	CCBPI	CCEP
Revenue	20,438	—	20,438	268	20,706
Cost of sales	13,227	(72)	13,155	214	13,369
Operating profit	2,132	531	2,663	10	2,673
Total finance costs, net	187	—	187	3	190
Profit after taxes	1,444	405	1,849	5	1,854

Attributable to:
Shareholders	1,418	402	1,820	3	1,823
Non-controlling interest	26	3	29	2	31
Diluted earnings per share (€)	3.08		3.95		3.96

Diluted weighted average shares outstanding					461
__________________________
[1] Amounts represent items affecting the comparability of CCEP’s year over year financial performance.
[2] Amounts represent unaudited results of CCBPI as if the acquisition had occurred on 1 January 2024, including acquisition accounting adjustments, CCEP IFRS accounting policy reclassifications and the impact of debt financing costs in connection with the acquisition, excluding items impacting comparability.

P a g e | 14

Supplemental Financial Information - Operating Profit - Reported to Comparable
Revenue

Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth Quarter Ended			Year Ended
	31 December 2025	31 December 2024	% Change	31 December 2025	31 December 2024	% Change
As reported	5,217	5,252	(0.7)%	20,901	20,438	2.3%
Adjust: Impact of fx changes	188	n/a	n/a	379	n/a	n/a
Fx-neutral	5,405	5,252	2.9%	21,280	20,438	4.1%

Revenue per unit case	5.33	5.25	1.5%	5.38	5.29	1.6%

Revenue Europe
As reported	3,739	3,652	2.4%	15,404	14,971	2.9%
Adjust: Impact of fx changes	39	n/a	n/a	29	n/a	n/a
Fx-neutral	3,778	3,652	3.5%	15,433	14,971	3.1%

Revenue per unit case	5.90	5.74	2.9%	5.97	5.76	3.6%

Revenue APS
As reported	1,478	1,600	(7.6)%	5,497	5,467	0.5%
Adjust: Impact of fx changes	149	n/a	n/a	350	n/a	n/a
Fx-neutral	1,627	1,600	1.7%	5,847	5,467	7.0%

Revenue per unit case	4.35	4.40	(1.1)%	4.26	4.33	(1.5)%

Revenue by Geography In millions of €	Year ended 31 December 2025
	As reported	Reported % change	Fx-Neutral % change
Great Britain	3,470	4.3%	5.6%
Germany	3,203	0.8%	0.8%
Iberia[1]	3,429	0.9%	0.9%
France[2]	2,439	5.0%	5.0%
Belgium and Luxembourg	1,082	1.1%	1.1%
Netherlands	833	6.1%	6.1%
Norway	427	7.3%	8.0%
Sweden	433	5.6%	2.2%
Iceland	88	7.3%	3.7%
Total Europe	15,404	2.9%	3.1%
Australia	2,360	(4.6)%	1.7%
New Zealand and Pacific Islands	662	(4.6)%	3.2%
Indonesia	328	(18.6)%	(12.7)%
Papua New Guinea	257	5.8%	17.3%
Philippines	1,890	14.4%	19.7%
Total APS	5,497	0.5%	7.0%
Total CCEP	20,901	2.3%	4.1%
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.

P a g e | 15

Volume

Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Fourth Quarter Ended			Year Ended
	31 December 2025	31 December 2024	% Change	31 December 2025	31 December 2024	% Change
Volume	1,014	1,000	1.4%	3,958	3,864	2.4%
Impact of selling day shift	—	15	n/a	—	(10)	n/a
Comparable volume - Selling Day Shift adjusted	1,014	1,015	(0.1)%	3,958	3,854	2.7%

Comparable Volume - Selling Day Shift Europe
Volume	640	636	0.6%	2,587	2,601	(0.5)%
Impact of selling day shift	—	10	n/a	—	(10)	n/a
Comparable volume - Selling Day Shift adjusted	640	646	(0.9)%	2,587	2,591	(0.2)%

Comparable Volume - Selling Day Shift APS
Volume	374	364	2.7%	1,371	1,263	8.6%
Impact of selling day shift	—	5	n/a	—	—	n/a
Comparable volume - Selling Day Shift adjusted	374	369	1.4%	1,371	1,263	8.6%
Cost of Sales

Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2025	31 December 2024	% Change
As reported	13,461	13,227	1.8%
Adjust: Total items impacting comparability	4	(72)	n/a
Adjust: Restructuring charges[1]	(8)	(10)
Adjust: Litigation[2]	12	(2)
Adjust: European flooding[3]	—	(1)
Adjust: Impairment[4]	—	(54)
Adjust: Inventory step-up[5]	—	(5)
Comparable	13,465	13,155	2.4%
Adjust: Impact of fx changes	245	n/a	n/a
Comparable & fx-neutral	13,710	13,155	4.2%

Cost of sales per unit case	3.46	3.40	1.7%
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[3] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[4] Amounts represent the expense recognised in 2024 in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.
[5] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.

For the year ending 31 December 2025, reported cost of sales were €13,461 million, up 1.8% versus 2024.
Comparable and fx-neutral cost of sales for the same period were €13,710 million, up 4.2% versus 2024. Cost of sales per unit case increased by 1.7% on a comparable and fx-neutral basis, reflecting increased revenue per unit case driving higher concentrate costs, inflation in manufacturing and consumption tax increases driven by France and GB.

P a g e | 16

Operating expenses

Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2025	31 December 2024	% Change
As reported	4,751	5,079	(6.5)%
Adjust: Total items impacting comparability	(123)	(459)	n/a
Adjust: Restructuring charges[1]	(97)	(254)
Adjust: Accelerated amortisation[2]	(27)	(55)
Adjust: Litigation[3]	7	(1)
Adjust: Acquisition and Integration related costs[4]	(6)	(14)
Adjust: Impairment[5]	—	(135)
Comparable	4,628	4,620	0.2%
Adjust: Impact of fx changes	80	n/a	n/a
Comparable & fx-neutral	4,708	4,620	1.9%
[1] Amounts represent restructuring charges related to business transformation activities.
[2] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[3] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[4] Amounts represent cost associated with the acquisition and integration of CCBPI.
[5] Amounts represent the expense recognised in 2024 in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

For the year ending 31 December 2025, reported operating expenses were €4,751 million, down 6.5% versus 2024.
Comparable and fx-neutral operating expenses were €4,708 million for the same period, up 1.9% versus 2024, reflecting the impact of inflation, partially offset by the benefit of ongoing efficiency programmes and our continuous efforts on discretionary spend optimisation.
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focuses on further supply chain efficiencies, leveraging global procurement, and a more integrated shared service centre model, all enabled by next-generation technology, including digital tools and data and analytics. During 2025, as part of this efficiency programme, the Group announced restructuring proposals resulting in €97 million of operating expenses, primarily related to expected severance payments. This compares with €254 million of restructuring charges within operating expenses incurred in the year ended 31 December 2024, related to various productivity initiatives.
Acquisition and integration related costs of €6 million were recognised within reported operating expenses for the year ended 31 December 2025 associated with the acquisition of CCBPI, primarily system and SOX implementation related costs.

P a g e | 17

Operating profit

Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2025	31 December 2024	% Change
As reported	2,793	2,132	31.0%
Adjust: Total items impacting comparability	15	531	n/a
Comparable	2,808	2,663	5.4%
Adjust: Impact of fx changes	54	n/a	n/a
Comparable & fx-neutral	2,862	2,663	7.5%

Operating Profit Europe
As reported	2,189	1,769	23.7%
Adjust: Total items impacting comparability	(50)	246	n/a
Comparable	2,139	2,015	6.2%
Adjust: Impact of fx changes	7	n/a	n/a
Comparable & fx-neutral	2,146	2,015	6.5%

Operating Profit APS
As reported	604	363	66.4%
Adjust: Total items impacting comparability	65	285	n/a
Comparable	669	648	3.2%
Adjust: Impact of fx changes	47	n/a	n/a
Comparable & fx-neutral	716	648	10.5%

Supplemental Financial Information - Operating Profit - Reported to Adjusted Comparable
Revenue

Adjusted Revenue CCEP In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Fourth Quarter Ended			Year Ended
	31 December 2025	31 December 2024	% Change	31 December 2025	31 December 2024	% Change
As reported	5,217	5,252	(0.7)%	20,901	20,438	2.3%
Add: Adjusted revenue impact[1]	—	—	n/a	—	268	n/a
Adjusted Comparable	5,217	5,252	(0.7)%	20,901	20,706	0.9%
Adjust: Impact of fx changes	188	n/a	n/a	379	n/a	n/a
Adjusted Comparable and fx-neutral	5,405	5,252	2.9%	21,280	20,706	2.8%

Adjusted Revenue per unit case	5.33	5.25	1.5%	5.38	5.22	2.9%

Adjusted Revenue APS
As reported	1,478	1,600	(7.6)%	5,497	5,467	0.5%
Add: Adjusted revenue impact[1]	—	—	n/a	—	268	n/a
Adjusted Comparable	1,478	1,600	(7.6)%	5,497	5,735	(4.1)%
Adjust: Impact of fx changes	149	n/a	n/a	350	n/a	n/a
Adjusted Comparable and fx-neutral	1,627	1,600	1.7%	5,847	5,735	2.0%

Adjusted Revenue per unit case	4.35	4.40	(1.1)%	4.26	4.21	1.4%
[1] The adjusted revenue impact reflects the inclusion of Philippines revenue as if the acquisition had occurred at the beginning of 2024 and prepared on a basis consistent with CCEP IFRS accounting policies.

P a g e | 18

Volume

Adjusted Comparable Volume - Selling Day Shift CCEP In millions of unit cases, prior period volume recast using current year selling days	Fourth Quarter Ended			Year Ended
	31 December 2025	31 December 2024	% Change	31 December 2025	31 December 2024	% Change
Volume	1,014	1,000	1.4%	3,958	3,864	2.4%
Impact of selling day shift	—	15	n/a	—	(10)	n/a
Comparable volume - Selling Day Shift adjusted	1,014	1,015	(0.1)%	3,958	3,854	2.7%
Add: Adjusted volume impact[1]	—	—	n/a	—	95	n/a
Adjusted comparable volume	1,014	1,015	(0.1)%	3,958	3,949	0.2%

Adjusted Comparable Volume - Selling Day Shift APS
Volume	374	364	2.7%	1,371	1,263	8.6%
Impact of selling day shift	—	5	n/a	—	—	n/a
Comparable volume - Selling Day Shift adjusted	374	369	1.4%	1,371	1,263	8.6%
Add: Adjusted volume impact[1]	—	—	n/a	—	95	n/a
Adjusted comparable volume	374	369	1.4%	1,371	1,358	1.0%
[1] The adjusted volume impact reflects the inclusion of Philippines volume as if the acquisition had occurred at the beginning of 2024. Adjusted volume impact for Philippines for the year ended 31 December 2024 is 101 million unit cases. Including the impact of Q1 selling day shift (6 million unit cases), adjusted comparable Philippines volume is 95 million unit cases.
Cost of Sales

Adjusted Cost of Sales In millions of €, except per case data which is calculated prior to rounding. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2025	31 December 2024	% Change
As reported	13,461	13,227	1.8%
Add: Adjusted cost of sales impact[1]	—	213	n/a
Adjust: Acquisition accounting[2]	—	1
Adjust: Total items impacting comparability	4	(72)
Adjust: Litigation[3]	12	(2)
Adjust: Restructuring charges[4]	(8)	(10)
Adjust: European flooding[5]	—	(1)
Adjust: Inventory step-up[6]	—	(5)
Adjust: Impairment[7]	—	(54)
Adjusted Comparable	13,465	13,369	0.7%
Adjust: Impact of fx changes	245	n/a	n/a
Adjusted Comparable & fx-neutral	13,710	13,369	2.6%

Adjusted cost of sales per unit case	3.46	3.37	2.7%
__________________________
[1] Amounts represent unaudited cost of sales of CCBPI as if the acquisition had occurred on 1 January 2024, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January 2024. These include the depreciation impact relating to fair values for property plant and equipment and the non-recurring impact of the fair value step-up of CCBPI finished goods.
[3] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[4] Amounts represent restructuring charges related to business transformation activities.
[5] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[6] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
[7] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

P a g e | 19

Adjusted comparable and fx-neutral cost of sales for the year ended 31 December 2025 were €13,710 million, up 2.6% versus 2024.
Cost of sales per unit case increased by 2.7% on an adjusted comparable and fx-neutral basis, driven by an increase in concentrate in line with our incidence model reflecting the improvement in revenue per unit case. There was also upward pressure on manufacturing costs and increased consumption tax driven by France and GB.
Operating Expenses

Adjusted Operating Expenses In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2025	31 December 2024	% Change
As reported	4,751	5,079	(6.5)%
Add: Adjusted operating expenses impact[1]	—	43	n/a
Adjust: Acquisition accounting[2]	—	1
Adjust: Total items impacting comparability	(123)	(459)
Adjust: Restructuring charges[3]	(97)	(254)
Adjust: Accelerated amortisation[4]	(27)	(55)
Adjust: Litigation[5]	7	(1)
Adjust: Acquisition and Integration related costs[6]	(6)	(14)
Adjust: Impairment[7]	—	(135)
Adjusted Comparable	4,628	4,664	(0.8)%
Adjust: Impact of fx changes	80	n/a	n/a
Adjusted Comparable & fx-neutral	4,708	4,664	0.9%
__________________________
[1] Amounts represent unaudited operating expenses of CCBPI as if the acquisition had occurred on 1 January 2024, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January 2024. These include the depreciation and amortisation impact relating to fair values for intangibles and property plant and equipment and acquisition and integration related costs.
[3] Amounts represent restructuring charges related to business transformation activities.
[4] Amounts represent accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[5] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[6] Amounts represent cost associated with the acquisition and integration of CCBPI.
[7] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

Adjusted comparable and fx-neutral operating expenses for the year ended 31 December 2025 were €4,708 million, up 0.9% versus 2024, reflecting inflation, partially offset by the benefit of on-going efficiency programmes and our continuous efforts on discretionary spend optimisation in areas such as trade marketing, travel and meetings.

P a g e | 20

Operating Profit

Adjusted Operating Profit CCEP In millions of €. FX impact calculated by recasting current year results at prior year rates.	Year Ended
	31 December 2025	31 December 2024	% Change
As reported	2,793	2,132	31.0%
Add: Adjusted operating profit impact	—	12	n/a
Adjust: Acquisition accounting	—	(2)
Adjust: Total items impacting comparability	15	531
Adjusted Comparable	2,808	2,673	5.1%
Adjust: Impact of fx changes	54	n/a	n/a
Adjusted Comparable & fx-neutral	2,862	2,673	7.1%

Adjusted Operating Profit APS
As reported	604	363	66.4%
Add: Adjusted operating profit impact	—	12	n/a
Adjust: Acquisition accounting	—	(2)
Adjust: Total items impacting comparability	65	285
Adjusted Comparable	669	658	1.7%
Adjust: Impact of fx changes	47	n/a	n/a
Adjusted Comparable & fx-neutral	716	658	8.8%

Supplemental Financial Information - Effective Tax Rate
The reported effective tax rate was 23% and 25% for the years ended 31 December 2025 and 31 December 2024, respectively.
The decrease in the reported effective tax rate to 23% in 2025 (2024: 25%) reflects the impact of non-UK operations and changes in foreign corporation tax rates enacted during the year.

The comparable effective tax rate was 26% and 25% for the years ended 31 December 2025 and 31 December 2024, respectively.

Income tax In millions of €	Year Ended
	31 December 2025	31 December 2024
As reported	590	492
Adjust: Total items impacting comparability	78	126
Adjust: Restructuring charges[1]	30	70
Adjust: Property sale[2]	(22)	—
Adjust: Accelerated amortisation[3]	8	16
Adjust: Litigation[4]	(6)	1
Adjust: Acquisition and Integration related costs[5]	1	2
Adjust: Net tax[6]	67	—
Adjust: Inventory step-up[7]	—	2
Adjust: Impairment[8]	—	35
Comparable	668	618
__________________________
[1] Amounts represent the tax impact of restructuring charges related to business transformation activities.
[2] Amounts represent the tax impact of additional consideration received from the sale of a property in Germany and gains on the sales of properties in Germany and Great Britain, which were recognised as 'Other income'.
[3] Amounts represent the tax impact of accelerated amortisation charges associated with the discontinuation of the relationship between CCEP and Beam Suntory upon expiration of the current contractual agreements.
[4] Amounts represent the tax impact of release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected the tax impact of increase in this provision based on the assessment at that time.
[5] Amounts represent the tax impact of cost associated with the acquisition and integration of CCBPI.
[6] Amounts represent the deferred tax impact arising from income tax rate and law changes.
[7] Amounts represent the tax impact of the non-recurring impact of fair value step-up of CCBPI inventories.
[8] Amounts represent the tax impact of the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

P a g e | 21

Supplemental Financial Information - Comparable Free Cash Flow

Comparable Free Cash Flow In millions of €	Year Ended
	31 December 2025	31 December 2024
Net cash flows from operating activities	2,953	3,061
Less: Purchases of property, plant and equipment	(750)	(791)
Less: Purchases of capitalised software	(200)	(148)
Add: Proceeds from sales of property, plant and equipment	168	15
Add: Proceeds from sales of intangible assets	2	—
Less: Payments of principal on lease obligations	(162)	(157)
Less: Net interest payments	(175)	(175)
Adjust: Items impacting comparability[1]	—	12
Comparable Free Cash Flow	1,836	1,817
[1] During the year ended 31 December 2024, the Group paid an additional €12 million in cash taxes related to cash proceeds received in 2023 (€89 million) from royalty income arising from the ownership of certain mineral rights in Australia. The cash impact of this event has been included within the Group’s net cash flows from operating activities for year ended 31 December 2024. Given the unusual nature of this item and to support better period-to-period comparability, our comparable free cash flow measure excludes the cash impact related to this matter.
If the Acquisition had occurred on 1 January 2024, adjusted comparable free cash flow for the year ended 31 December 2024 is estimated to approximate the comparable free cash flow in the table above.

Supplemental Financial Information - Borrowings

Net Debt In millions of €	As at		Credit Ratings As of 16 February 2026
	31 December 2025	31 December 2024		Moody’s	Fitch Ratings
Total borrowings	10,694	11,331	Long-term rating	Baa1	BBB+
Fair value of hedges related to borrowings[1]	76	36	Outlook	Positive	Stable
Other financial assets/liabilities[1]	10	18	Note: Our credit ratings can be materially influenced by a number of factors including, but not limited to, acquisitions, investment decisions and working capital management activities of TCCC and/or changes in the credit rating of TCCC. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
Adjusted total borrowings[1]	10,780	11,385
Less: cash and cash equivalents[2] [3]	(918)	(1,563)
Less: short-term investments[4]	(39)	(150)
Net debt	9,823	9,672
___________________
[1] Net debt includes adjustments for the fair value of derivative instruments used to hedge both currency and interest rate risk on the Group’s borrowings. In addition, net debt also includes other financial assets/liabilities relating to cash collateral pledged by/to external parties on hedging instruments related to borrowings.
[2] Cash and cash equivalents as at 31 December 2025 and 31 December 2024 included €37 million and €36 million of cash in Papua New Guinea Kina, respectively. Presently, government-imposed currency controls impact the extent to which the cash held in Papua New Guinea can be converted into foreign currency and remitted for use elsewhere in the Group.
[3] As at 31 December 2025, cash and cash equivalents did not include any amounts held by the Group’s Employee Benefit Trust (31 December 2024: €10 million). These funds may only be used to purchases CCEP shares to satisfy the Group’s award obligations under its current and future share-based compensation plans.
[4] Short-term investments are term cash deposits with original maturities of more than three months and less than one year. These short-term investments are held with counterparties that are continually assessed, with a focus on preserving capital and maintaining liquidity. As at 31 December 2025 and 31 December 2024, short-term investments included nil and €18 million, respectively, of assets held in Papua New Guinea kina, which are subject to the same currency controls outlined above.

P a g e | 22

Supplemental Financial Information - Comparable EBITDA

Comparable EBITDA In millions of €	Year Ended
	31 December 2025	31 December 2024
Reported profit after tax	1,979	1,444
Taxes	590	492
Finance costs, net	203	187
Non-operating items	21	9
Reported operating profit	2,793	2,132
Depreciation and amortisation	923	933
Reported EBITDA	3,716	3,065

Items impacting comparability
Restructuring charges[1]	101	247
Property sale[2]	(104)	—
Litigation[3]	(19)	3
Acquisition and integration related costs[4]	6	14
European flooding[5]	—	1
Inventory step-up[6]	—	5
Impairment[7]	—	189
Comparable EBITDA	3,700	3,524

Net debt to reported EBITDA	2.6	3.2

Net debt to comparable EBITDA	2.7	2.7
______________________
[1] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[2] Amounts represent the additional consideration received from the sale of a property in Germany and gains on the sales of properties in Germany and Great Britain, which were recognised as 'Other income'.
[3] Amounts represent the release of a provision that had been established in prior years in connection with an ongoing labour law matter in Germany, for which no future cash outflows are expected. In 2024, the amount reflected an increase in this provision based on the assessment at that time.
[4] Amounts represent cost associated with the acquisition and integration of CCBPI.
[5] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr.
[6] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
[7] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

P a g e | 23

Adjusted Comparable EBITDA In millions of €	Year Ended
31 December 2024
Reported profit after tax	1,444
Taxes	492
Finance costs, net	187
Non-operating items	9
Reported operating profit	2,132
Add: Adjusted operating profit impact[1]	12
Adjust: Acquisition accounting[2]	(2)
Adjusted operating profit	2,142
Depreciation and amortisation[3]	945
Adjusted EBITDA	3,087

Items impacting comparability
Restructuring charges[4]	247
Acquisition and integration related costs[5]	14
Litigation[6]	3
European flooding[7]	1
Inventory step-up[8]	5
Impairment[9]	189
Adjusted Comparable EBITDA	3,546

Net debt to adjusted EBITDA	3.1

Net debt to adjusted comparable EBITDA	2.7
______________________
[1] Amounts represent unaudited operating profit of CCBPI as if the acquisition had occurred on 1 January 2024, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January 2024. These include the depreciation and amortisation impact relating to fair values for intangibles and property plant and equipment, the non-recurring impact of the provisional fair value step-up of CCBPI finished goods and acquisition and integration related costs.
[3] Includes the depreciation and amortisation impact relating to fair values for intangibles and property plant and equipment as if the acquisition had occurred on 1 January 2024.
[4] Amounts represent restructuring charges related to business transformation activities, excluding accelerated depreciation included in the depreciation and amortisation line.
[5] Amounts represent cost associated with the acquisition and integration of CCBPI.
[6] Amounts relate to increase in a provision established in connection with an ongoing labour law matter in Germany.
[7] Amounts represent the incremental expense incurred as a result of the July 2021 flooding events, which impacted the operations of our production facilities in Chaudfontaine and Bad Neuenahr, for the year ended 31 December 2024 and the incremental expense incurred offset by the insurance recoveries collected for the year ended 31 December 2023.
[8] Amounts represent the non-recurring impact of fair value step-up of CCBPI inventories.
[9] Amounts represent the expense recognised in relation to the impairment of the Group’s Indonesia cash generating unit and the impairment of the Feral brand, which was sold during the year ended 31 December 2024.

P a g e | 24

Supplemental Financial Information - Return on invested capital

ROIC In millions of €	Year Ended
	31 December 2025	31 December 2024
Reported profit after tax	1,979	1,444
Taxes	590	492
Finance costs, net	203	187
Non-operating items	21	9
Reported operating profit	2,793	2,132
Items impacting comparability[1]	15	531
Comparable operating profit[1]	2,808	2,663
Taxes[2]	(725)	(667)
Non-controlling interest	(40)	(29)
Comparable operating profit after tax attributable to shareholders	2,043	1,967
Opening borrowings less cash and cash equivalents and short-term investments	9,618	9,409
Opening equity attributable to shareholders	8,489	7,976
Opening Invested Capital	18,107	17,385
Closing borrowings less cash and cash equivalents and short-term investments	9,737	9,618
Closing equity attributable to shareholders	7,835	8,489
Closing Invested Capital	17,572	18,107

Average Invested Capital	17,840	17,746

ROIC	10.9%	8.1%

Comparable ROIC	11.5%	11.1%
____________________
[1] Reconciliation from reported to comparable operating profit is included in the Supplementary Financial Information - Items impacting comparability section.
[2] Tax rate used is the comparable effective tax rate for the year (2025: 26%; 2024: 25%).

P a g e | 25

Adjusted comparable ROIC In millions of €	Year Ended
31 December 2024
Reported profit after tax	1,444
Taxes	492
Finance costs, net	187
Non-operating items	9
Reported operating profit	2,132
Add: Adjusted operating profit impact[1]	12
Adjust: Acquisition accounting[2]	(2)
Adjusted operating profit	2,142
Items impacting comparability[3]	531
Adjusted comparable operating profit[3]	2,673
Taxes[4]	(670)
Non-controlling interest	(31)
Adjusted comparable operating profit after tax attributable to shareholders	1,972
Opening borrowings less cash and cash equivalents and short-term investments[5]	10,536
Opening equity attributable to shareholders[5]	7,976
Opening Invested Capital	18,512
Closing borrowings less cash and cash equivalents and short-term investments	9,618
Closing equity attributable to shareholders	8,489
Closing Invested Capital	18,107

Average Invested Capital	18,310

Adjusted comparable ROIC	10.8%
____________________
[1] Amounts represent unaudited operating profit of CCBPI as if the acquisition had occurred on 1 January 2024, including acquisition accounting adjustments and CCEP IFRS accounting policy reclassifications.
[2] Amounts represent transaction accounting adjustments as if the acquisition had occurred on 1 January 2024. These include the depreciation and amortisation impact relating to fair values for intangibles and property plant and equipment.
[3] Reconciliation from reported to comparable and to adjusted comparable operating profit is included in the Supplementary Financial Information - Items impacting comparability section.
[4] Tax rate used is the comparable effective tax rate for the year (2024: 25%).
[5] In light of the CCBPI acquisition and in order to provide investors with a more meaningful measure of capital efficiency for 2024, an adjusted comparable ROIC measure has been presented for the year ended 31 December 2024. To derive this adjusted comparable measure, opening borrowings, cash and cash equivalents and short-term investments, and equity attributable to shareholders were adjusted to reflect transaction accounting adjustments, the impact of debt financing and cash flows in connection with the acquisition, as if the transaction had occurred on 1 January 2024.

P a g e | 26

Coca-Cola Europacific Partners plc
Condensed Consolidated Income Statement (Unaudited)

		Year Ended
		31 December 2025	31 December 2024
	Note	€ million	€ million
Revenue	2	20,901	20,438
Cost of sales		(13,461)	(13,227)
Gross profit		7,440	7,211
Selling and distribution expenses		(3,349)	(3,345)
Administrative expenses		(1,402)	(1,734)
Other Income	11	104	—
Operating profit		2,793	2,132
Finance income		103	85
Finance costs		(306)	(272)
Total finance costs, net		(203)	(187)
Non-operating items		(21)	(9)
Profit before taxes		2,569	1,936
Taxes	9	(590)	(492)
Profit after taxes		1,979	1,444

Profit attributable to shareholders		1,942	1,418
Profit attributable to non-controlling interests		37	26
Profit after taxes		1,979	1,444

Basic earnings per share (€)	3	4.26	3.08
Diluted earnings per share (€)	3	4.26	3.08

P a g e | 27

Coca-Cola Europacific Partners plc
Condensed Consolidated Statement of Comprehensive Income (Unaudited)

	Year Ended
	31 December 2025	31 December 2024
	€ million	€ million
Profit after taxes	1,979	1,444
Components of other comprehensive income/(loss):
Items that may be subsequently reclassified to the income statement:
Foreign currency translations:
Pretax activity, net	(686)	(85)
Tax effect	—	—
Foreign currency translation, net of tax	(686)	(85)
Cash flow hedges:
Pretax activity, net	(85)	15
Tax effect	23	(3)
Cash flow hedges, net of tax	(62)	12
Other reserves:
Pretax activity, net	(2)	(8)
Tax effect	1	3
Other reserves, net of tax	(1)	(5)
Items that may be subsequently reclassified to the income statement	(749)	(78)
Items that will not be subsequently reclassified to the income statement:
Pension plan remeasurements:
Pretax activity, net	17	61
Tax effect	(1)	(16)
Pension plan adjustments, net of tax	16	45
Items that will not be subsequently reclassified to the income statement:	16	45
Other comprehensive loss for the period, net of tax	(733)	(33)
Comprehensive income for the period	1,246	1,411

Comprehensive income attributable to shareholders	1,274	1,385
Comprehensive (loss)/income attributable to non-controlling interests	(28)	26
Comprehensive income for the period	1,246	1,411

P a g e | 28

Coca-Cola Europacific Partners plc
Condensed Consolidated Statement of Financial Position (Unaudited)

		31 December 2025	31 December 2024
	Note	€ million	€ million
ASSETS
Non-current:
Intangible assets	4	12,490	12,749
Goodwill	4	4,536	4,687
Property, plant and equipment	5	6,155	6,434
Investment property		86	73
Non-current derivative assets		34	98
Deferred tax assets		5	24
Other non-current assets		487	397
Total non-current assets		23,793	24,462
Current:
Current derivative assets		84	102
Current tax assets		15	58
Inventories		1,547	1,608
Amounts receivable from related parties		99	89
Trade accounts receivable		2,685	2,564
Other current assets		659	458
Assets held for sale	6	33	46
Short-term investments		39	150
Cash and cash equivalents		918	1,563
Total current assets		6,079	6,638
Total assets		29,872	31,100
LIABILITIES
Non-current:
Borrowings, less current portion	7	10,224	9,940
Employee benefit liabilities		150	172
Non-current provisions		56	104
Non-current derivative liabilities		147	161
Deferred tax liabilities		3,321	3,498
Non-current tax liabilities		27	30
Other non-current liabilities		59	61
Total non-current liabilities		13,984	13,966
Current:
Current portion of borrowings	7	470	1,391
Current portion of employee benefit liabilities		7	7
Current provisions		140	246
Current derivative liabilities		99	45
Current tax liabilities		343	301
Amounts payable to related parties		341	373
Trade and other payables		6,185	5,786
Total current liabilities		7,585	8,149
Total liabilities		21,569	22,115
EQUITY
Share capital		5	5
Share premium		308	307
Merger reserves		287	287
Other reserves		(1,585)	(912)
Retained earnings		8,820	8,802
Equity attributable to shareholders		7,835	8,489
Non-controlling interest	8	468	496
Total equity		8,303	8,985
Total equity and liabilities		29,872	31,100

P a g e | 29

Coca-Cola Europacific Partners plc
Condensed Consolidated Statement of Cash Flows (Unaudited)

		Year Ended
		31 December 2025	31 December 2024
	Note	€ million	€ million
Cash flows from operating activities:
Profit before taxes		2,569	1,936
Adjustments to reconcile profit before tax to net cash flows from operating activities:
Depreciation	5	771	751
Amortisation of intangible assets	4	152	182
Impairment losses		—	189
Share-based payment expense		47	45
Gain on the sale of property	11	(104)	—
Finance costs, net		203	187
Income taxes paid		(513)	(561)
Changes in assets and liabilities:
(Increase)/decrease in trade and other receivables		(227)	37
Increase in inventories		(16)	(37)
Increase in trade and other payables		559	158
(Decrease)/increase in net payable receivable from related parties		(24)	89
(Decrease)/increase in provisions		(145)	137
Change in other operating assets and liabilities		(319)	(52)
Net cash flows from operating activities		2,953	3,061
Cash flows from investing activities:
Acquisition of bottling operations, net of cash acquired		—	(1,524)
Purchases of property, plant and equipment		(750)	(791)
Purchases of capitalised software		(200)	(148)
Proceeds from sales of property, plant and equipment		168	15
Proceeds from sale of intangible assets		2	—
Net proceeds of short-term investments		92	420
Investments in equity instruments		(6)	(6)
Interest received		61	74
Other investing activity, net		1	3
Net cash flows used in investing activities		(632)	(1,957)
Cash flows from financing activities:
Proceeds from borrowings, net		1,327	1,008
Proceeds received from a non-controlling shareholder relating to the acquisition of bottling operations		—	468
Repayments on third party borrowings		(1,824)	(1,207)
Settlement of debt-related cross-currency swaps		—	66
Payments of principal on lease obligations		(162)	(157)
Interest paid		(236)	(249)
Dividends paid	8	(927)	(910)
Purchase of own shares under share buyback programme	8	(1,006)	—
Treasury shares acquired	8	(40)	—
Exercise of employee share options		1	31
Other financing activities, net		(23)	(23)
Net cash flows used in financing activities		(2,890)	(973)
Net change in cash and cash equivalents		(569)	131
Net effect of currency exchange rate changes on cash and cash equivalents		(76)	13
Cash and cash equivalents at beginning of period		1,563	1,419
Cash and cash equivalents at end of period		918	1,563

P a g e | 30

Coca-Cola Europacific Partners plc
Condensed Consolidated Statement of Changes in Equity (Unaudited)

		Share capital	Share premium	Merger reserves	Other reserves	Retained earnings	Total	Non-controlling interest	Total equity
	Note	€ million	€ million	€ million	€ million	€ million	€ million	€ million	€ million
Balance as at 31 December 2023		5	276	287	(823)	8,231	7,976	—	7,976
Profit after taxes		—	—	—	—	1,418	1,418	26	1,444
Other comprehensive income/(loss)		—	—	—	(78)	45	(33)	—	(33)
Total comprehensive income/ (loss)		—	—	—	(78)	1,463	1,385	26	1,411
Non-controlling interest established in connection with the Acquisition		—	—	—	—	—	—	468	468
Non-controlling interest assumed as part of Acquisition		—	—	—	—	—	—	2	2
Cash flow hedge (gains)/losses transferred to goodwill relating to business combination		—	—	—	2	—	2	—	2
Cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	(20)	—	(20)	—	(20)
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	7	—	7	—	7
Issue of shares during the period		—	31	—	—	—	31	—	31
Purchases of shares for equity settled Employee Share Purchase Plan		—	—	—	—	(16)	(16)	—	(16)
Treasury shares acquired	8	—	—	—	—	(7)	(7)	—	(7)
Equity-settled share-based payment expense		—	—	—	—	42	42	—	42
Dividends	8	—	—	—	—	(911)	(911)	—	(911)
Balance as at 31 December 2024		5	307	287	(912)	8,802	8,489	496	8,985

Balance as at 31 December 2024		5	307	287	(912)	8,802	8,489	496	8,985
Profit after taxes		—	—	—	—	1,942	1,942	37	1,979
Other comprehensive income/ (loss)		—	—	—	(682)	14	(668)	(65)	(733)
Total comprehensive income/ (loss)		—	—	—	(682)	1,956	1,274	(28)	1,246
Cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	12	—	12	—	12
Tax effect on cash flow hedge (gains)/losses transferred to cost of inventories		—	—	—	(3)	—	(3)	—	(3)
Issue of shares during the period		—	1	—	—	—	1	—	1
Purchases of shares for equity settled Employee Share Purchase Plan		—	—	—	—	(10)	(10)	—	(10)
Share-based payments tax effects		—	—	—	—	(6)	(6)	—	(6)
Equity-settled share-based payment expense		—	—	—	—	43	43	—	43
Treasury shares acquired	8	—	—	—	—	(33)	(33)	—	(33)
Own shares purchased under share buyback programme	8	—	—	—	—	(1,006)	(1,006)	—	(1,006)
Dividends	8	—	—	—	—	(926)	(926)	—	(926)
Balance as at 31 December 2025		5	308	287	(1,585)	8,820	7,835	468	8,303

P a g e | 31

Notes to the Condensed Consolidated Financial Statements
Note 1
GENERAL INFORMATION AND BASIS OF PREPARATION
Coca-Cola Europacific Partners plc (the Company) and its subsidiaries (together CCEP, or the Group) are a leading consumer goods group in Western Europe and the Asia Pacific region, making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages.
On 23 February 2024, the Group together with Aboitiz Equity Ventures Inc. (AEV) jointly acquired 100% of Coca-Cola Beverages Philippines, Inc. (CCBPI) (the Acquisition), a wholly owned subsidiary of The Coca-Cola Company (TCCC). Refer to Note 4 of the 2024 consolidated financial statements for further details about the acquisition of CCBPI. Coca‑Cola Beverages Philippines, Inc. was renamed Coca‑Cola Europacific Aboitiz Philippines, Inc. (CCEAP) effective 13 January 2025.
The Company has ordinary shares with a nominal value of €0.01 per share (Shares). CCEP is a public company limited by shares, incorporated under the laws of England and Wales with the registered number in England of 9717350. The Group’s Shares are listed and traded on Euronext Amsterdam, the NASDAQ Global Select Market, London Stock Exchange and on the Spanish Stock Exchanges. The address of the Company’s registered office is Pemberton House, Bakers Road, Uxbridge, UB8 1EZ, United Kingdom.
The financial information presented does not constitute statutory accounts as defined in section 434 of the Companies Act 2006 (‘the Act’). A copy of the statutory accounts for the year ended 31 December 2024 has been delivered to the Registrar of Companies for England and Wales. The auditor’s report on those accounts was unqualified, did not include a reference to any matters to which the auditor drew attention by way of emphasis without qualifying the report and did not contain a statement under sections 498(2) or 498(3) of the Act.
The financial information presented in the unaudited condensed consolidated income statement, statement of comprehensive income, statement of financial position, statement of cash flows, statement of changes in equity, and the accompanying notes within this document does not constitute the Group’s full consolidated financial statements for the year ended 31 December 2025. This financial information has been extracted from the CCEP’s consolidated financial statements, which will be delivered to the Registrar of Companies in due course. Accordingly, the financial information for 2025 is presented unaudited.
Basis of preparation
These condensed consolidated financial statements have been prepared in accordance with UK adopted International Accounting Standards, International Financial Reporting Standards (IFRS) as adopted by the European Union and International Financial Reporting Standards as issued by the International Accounting Standards Board (IASB). These condensed consolidated financial statements do not include all the information and disclosures required in the annual financial statements and should be read in conjunction with the Group’s 2024 consolidated financial statements.
Going concern
As part of the Directors’ consideration of the appropriateness of adopting the going concern basis in preparing the condensed consolidated financial statements, the Directors have considered the Group’s financial performance in the period and have taken into account its current cash position and its access to a €1.8 billion undrawn committed credit facility.
Further, the Directors have considered the current cash flow forecast, including a downside stress test, which supports the Group’s ability to continue to generate cash flows during the next 12 months. On this basis, the Directors have a reasonable expectation that the Group has adequate resources to continue in operational existence for a period to 31 March 2027. Accordingly, these condensed consolidated financial statements have been prepared on a going concern basis and the Directors do not believe there are any material uncertainties to disclose in relation to the Group’s ability to continue as a going concern.
Accounting policies
The accounting policies applied in these condensed consolidated financial statements are consistent with those followed in the preparation of the Group’s consolidated financial statements as at and for the year ended 31 December 2024, except for the adoption of applicable standards and amendments to accounting standards effective as of 1 January 2025.
Several amendments apply for the first time in 2025, but do not have a material impact on the condensed consolidated financial statements of the Group. The Group has not early adopted any amendments to accounting standards that have been issued but are not yet effective.
Foreign currency
The Group’s reporting currency is the Euro. CCEP translates the income statements of non-Euro functional currency subsidiary operations to the Euro at average exchange rates and the balance sheets at the closing exchange rate as at the end of the period.

P a g e | 32

The principal exchange rates from local currency to euro used for translation purposes were:

	Average for the year ended 31 December		Closing as at 31 December
	2025	2024	2025	2024
British pound	1.17	1.18	1.15	1.21
US dollar	0.89	0.92	0.85	0.96
Norwegian krone	0.09	0.09	0.08	0.08
Swedish krona	0.09	0.09	0.09	0.09
Icelandic krona	0.01	0.01	0.01	0.01
Australian dollar	0.57	0.61	0.57	0.60
Indonesian rupiah[1]	0.05	0.06	0.05	0.06
New Zealand dollar	0.52	0.56	0.49	0.54
Papua New Guinean kina	0.22	0.24	0.20	0.24
Philippine peso[2]	0.02	0.02	0.01	0.02
[1] Indonesian Rupiah is shown as 1000 IDR versus 1 EUR.
[2] For the year ended 31 December 2024, the Philippine peso average rate is calculated as average from 23 February 2024 to 31 December 2024.
Reporting periods
In these condensed consolidated financial statements, the Group is reporting the financial results for the years ended 31 December 2025 and 31 December 2024.
The following table summarises the number of selling days for the years ended 31 December 2025 and 31 December 2024 (based on a standard five day selling week):

	First half	Second half	Full year
2025	128	133	261
2024	130	132	262
Change	-2	1	-1
Comparability
Sales of the Group’s products are seasonal. In Europe, the second and third quarters typically account for higher unit sales of the Group’s products than the first and fourth quarters. In the Group’s Asia Pacific territories, the fourth quarter would typically reflect higher sales volumes in the year. The seasonality of the Group’s sales volume, combined with the accounting for fixed costs such as depreciation, amortisation, rent and interest expense, impacts the Group’s reported results for the first and second halves of the year. Additionally, year over year shifts in holidays, selling days and weather patterns can impact the Group’s results on an annual or half yearly basis.
Note 2
OPERATING SEGMENTS
Description of segments and principal activities
The Group derives its revenues through a single business activity, which is making, selling and distributing an extensive range of primarily non-alcoholic ready to drink beverages. The Group’s Board continues to be its Chief Operating Decision Maker (CODM), which allocates resources and evaluates performance of its operating segments based on volume, revenue and comparable operating profit. Comparable operating profit excludes items impacting the comparability of period over period financial performance.

P a g e | 33

The following table provides a reconciliation between reportable segment operating profit and consolidated profit before tax:

	Year ended 31 December 2025			Year ended 31 December 2024
	Europe	APS	Total	Europe	APS	Total
	€ million	€ million	€ million	€ million	€ million	€ million
Revenue	15,404	5,497	20,901	14,971	5,467	20,438
Comparable operating profit[1]	2,139	669	2,808	2,015	648	2,663
Items impacting comparability[2]			(15)			(531)
Reported operating profit			2,793			2,132
Total finance costs, net			(203)			(187)
Non-operating items			(21)			(9)
Reported profit before tax			2,569			1,936
[1] Comparable operating profit includes comparable depreciation and amortisation of €613 million and €279 million for Europe and APS respectively, for the year ended 31 December 2025. Comparable depreciation and amortisation charges for the year ended 31 December 2024 totalled €596 million and €265 million, for Europe and APS respectively.
[2] Items impacting the comparability of period over period financial performance for 2025 primarily include restructuring charges of €105 million (refer to Note 10), accelerated amortisation charges of €27 million, €6 million of deal and integration costs related to the Acquisition, offset by €30 million of other income related to additional consideration received from the sale of a property in Germany (refer to Note 11), €74 million of other income related to gains on the sales of properties in Germany and GB (refer to Note 11) and a litigation provision reversal of €19 million. Items impacting the comparability for 2024 primarily include restructuring charges of €264 million, €14 million of deal and integration costs related to the Acquisition, impairment charges of €189 million mainly related to the Group’s Indonesia CGU and accelerated amortisation charges of €55 million.

No single customer accounted for more than 10% of the Group’s revenue during the year ended 31 December 2025 and 31 December 2024.
Revenue by geography
The following table summarises revenue from external customers by geography, which is based on the origin of the sale:

	Year Ended
	31 December 2025	31 December 2024
Revenue	€ million	€ million
Great Britain	3,470	3,327
Iberia[1]	3,429	3,398
Germany	3,203	3,179
France[2]	2,439	2,322
Belgium/Luxembourg	1,082	1,070
Netherlands	833	785
Norway	427	398
Sweden	433	410
Iceland	88	82
Total Europe	15,404	14,971
Australia	2,360	2,475
Philippines	1,890	1,652
New Zealand and Pacific Islands	662	694
Indonesia	328	403
Papua New Guinea	257	243
Total APS	5,497	5,467
Total CCEP	20,901	20,438
[1] Iberia refers to Spain, Portugal & Andorra.
[2] France refers to continental France & Monaco.
Note 3
EARNINGS PER SHARE
Basic earnings per share is calculated by dividing profit after taxes by the weighted average number of Shares in issue during the period, after deducting the weighted average number of treasury shares held. Diluted earnings per share is calculated in a similar manner, but includes the effect of dilutive securities, principally share options, restricted stock units and performance share units. Share-based payment awards that are contingently issuable upon the achievement of specified market and/or

P a g e | 34

performance conditions are included in the diluted earnings per share calculation based on the number of Shares that would be issuable if the end of the period was the end of the contingency period.
The following table summarises basic and diluted earnings per share calculations for the periods presented:

	Year Ended
	31 December 2025	31 December 2024
Profit after taxes attributable to equity shareholders (€ million)	1,942	1,418
Basic weighted average number of Shares in issue[1] (million)	456	460
Effect of dilutive potential Shares[2] (million)	—	1
Diluted weighted average number of Shares in issue[1] (million)	456	461
Basic earnings per share (€)[3]	4.26	3.08
Diluted earnings per share (€)[3]	4.26	3.08
[1] As at 31 December 2025 and 31 December 2024, the Group had 449,086,551 and 460,947,057 Shares in issue, respectively. As at the same dates, the Group held 440,588 and 92,564 treasury shares, respectively, which were acquired by Coca-Cola Europacific Partners Plc Employee Benefit Trust (see Note 8). The shares held by the trust are excluded from the calculation of basic and diluted earnings per share.
[2] For the year ended 31 December 2025 and 31 December 2024, there were no outstanding options to purchase Shares excluded from the diluted earnings per share calculation. The dilutive impact of the remaining options outstanding, unvested restricted stock units and unvested performance share units was included in the effect of dilutive securities.
[3] Basic and diluted earnings per share are calculated prior to rounding.

Note 4
INTANGIBLE ASSETS AND GOODWILL
The following table summarises the movement in net book value for intangible assets and goodwill during the year ended 31 December 2025:

	Intangible assets	Goodwill
	€ million	€ million
Net book value as at 31 December 2024	12,749	4,687
Additions	237	—
Amortisation expense	(152)	—
Transfers and reclassifications	6	—
Currency translation adjustments	(350)	(151)
Net book value as at 31 December 2025	12,490	4,536
Note 5
PROPERTY, PLANT AND EQUIPMENT
The following table summarises the movement in net book value for property, plant and equipment during the year ended 31 December 2025:

Total
€ million
Net book value as at 31 December 2024	6,434
Additions	862
Disposals	(19)
Transfers to assets held for sale	(50)
Transfers to investment property	(12)
Depreciation expense	(771)
Other transfers and reclassifications	(6)
Currency translation adjustments	(283)
Net book value as at 31 December 2025	6,155
The net book value of property, plant and equipment includes right of use assets of €676 million.

P a g e | 35

Note 6
ASSETS HELD FOR SALE
Assets classified as held for sale as at 31 December 2025 and 31 December 2024 were €33 million and €46 million, respectively. These assets primarily consist of properties expected to be sold in the near future.

Note 7
BORROWINGS AND LEASES
Borrowings Outstanding
The following table summarises the carrying value of the Group’s borrowings as at the dates presented:

	31 December 2025	31 December 2024
	€ million	€ million
Non-current:
Euro denominated bonds[1],[2],[3],[7]	8,367	7,903
Foreign currency bonds (swapped into Euro)[4]	425	478
Australian dollar denominated bonds	261	295
Foreign currency bonds (swapped into Australian dollar or New Zealand dollar)[1],[4]	301	330
PHP Term loan due 2034	338	387
Lease obligations	532	547
Total non-current borrowings	10,224	9,940

Current:
Euro denominated bonds[1],[5],[6]	250	1,150
Australian dollar denominated bonds[8],[9]	17	31
Philippines peso denominated loans[10],[11],[12]	36	49
Euro commercial paper[13]	—	—
Lease obligations	167	161
Total current borrowings	470	1,391
[1] Some bonds are designated in full or partially in a fair value hedge relationship.
[2] In June 2025, the Group issued €300 million Floating Rate Notes due 2027 and €500 million 3.125% Notes due 2031.
[3] In September 2025, the Group issued €500 million 3.125% Notes due 2032.
[4] Cross currency swaps are used by the Group to swap foreign currency bonds into the required local currency.
[5] In May 2025, the Group repaid on maturity the outstanding amount related to the €350 million 2.375% Notes 2025.
[6] In September 2025, the Group repaid on maturity the outstanding amount related to the €800 million 0% Notes 2025.
[7] In December 2025, the Group repaid before maturity the outstanding amount related to the €600 million 1.75% Notes due in March 2026.
[8] In September 2025, the Group repaid on maturity AUD$30 million 4.17% Notes.
[9] In December 2025, the Group repaid on maturity AUD$20 million 4.25% Notes.
[10] In February 2025, the Group repaid on maturity the outstanding amount related to the PHP 3.5 billion 6% Loan.
[11] In December 2025, the Group repaid on maturity the outstanding amount related to the PHP 2.0 billion 5.75% Loan.
[12] In December 2025, the Group issued PHP 2 billion 4.7% Notes due 2026 and PHP 500 million 4.35% Notes due 2026.
[13] During the year ended 31 December 2025, the Group issued €7,658 million and repaid €7,658 million Euro commercial paper. During the year ended 31 December 2024, the Group issued €10,074 million and repaid €10,074 million Euro commercial paper.
Note 8
EQUITY
Share Capital
As at 31 December 2025, the Company had issued and fully paid 449,086,551 Shares (as at 31 December 2024: 460,947,057 Shares) with a nominal value of €0.01 per share. Shares in issue have one voting right each and no restrictions related to dividends or return of capital. During 2025, the Group issued 857,667 Shares (2024: 1,746,239 Shares) in connection with its current share-based compensation plans.

P a g e | 36

Dividends
Dividends are recognised on the date that the shareholder’s right to receive payment is established. This is generally the date when the dividend is declared.

	Year Ended
	31 December 2025	31 December 2024
	€ million	€ million
First half dividend[1]	363	340
Second half dividend[2]	560	567
Total dividend on ordinary shares declared and paid	923	907
[1] Dividend of €0.79 per Share was paid in first half of 2025. Dividend of €0.74 per Share was paid in first half of 2024.
[2] Dividend of €1.25 per Share was paid in second half of 2025. Dividend of €1.23 per Share was paid in second half of 2024.

Additionally, dividends attributable to restricted stock units and performance share units that are unvested at the period end date are accrued accordingly. During 2025, an incremental dividend accrual of €3 million has been recognised (2024: €4 million). During 2025, the Group paid €4 million (2024: €3 million) of dividends related to vested within the period restricted stock units and performance share units.
Share buyback programme
In February 2025, the Group launched a share buyback programme of up to €1 billion to be completed over a 12-month period. All Shares repurchased under the programme are subject to cancellation. For the year ended 31 December 2025, 12,718,173 Shares were repurchased by the Group and cancelled. The total consideration paid for the repurchase of the Shares for the year ended 31 December 2025 of €1,006 million, including €6 million of directly attributable tax and legal costs, was recognised as a deduction from retained earnings. No Shares were repurchased during year ended 31 December 2024.
Treasury shares
The total consideration of the shares acquired by the Coca-Cola Europacific Partners plc Employee Benefit Trust (referred to as “the Trust”) during the year ended 31 December 2025 of €33 million (2024: €7 million), including directly attributable costs, was deducted from retained earnings. As at 31 December 2025, the Trust held 440,588 Shares (31 December 2024: 92,564 Shares). The shares held by the Trust are excluded from the calculation of earnings per share (see Note 3), and dividends are waived on all treasury shares held by the Trust.
Non-controlling interests
As at 31 December 2025, equity attributable to non-controlling interests was €468 million (31 December 2024: €496 million).
Note 9
TAXES
Income Tax expense
The effective tax rate (ETR) was 23.0% for the year ended 31 December 2025 and 25.4% for the year ended 31 December 2024.
The ETR of 23.0% is below the UK statutory rate, reflecting the impact of non-UK operations and changes in foreign corporation tax rates enacted during the year.

P a g e | 37

The following table summarises the major components of income tax expense for the periods presented:

	31 December 2025	31 December 2024
	€ million	€ million
Current income tax:
Current income tax charge	636	596
Adjustment in respect of current income tax from prior periods	(9)	(38)
Total current tax	627	558
Deferred tax:
Relating to the origination and reversal of temporary differences	27	(71)
Adjustment in respect of deferred income tax from prior periods	3	2
Relating to changes in tax rates or the imposition of new taxes	(67)	3
Total deferred tax	(37)	(66)
Income tax charge per the condensed consolidated income statement	590	492
Tax Provisions
The Group is routinely under audit by tax authorities in the ordinary course of business. Due to their nature, such proceedings and tax matters involve inherent uncertainties including, but not limited to, court rulings, settlements between affected parties and/or governmental actions. The probability of outcome is assessed and accrued as a liability and/or disclosed, as appropriate. The Group maintains provisions for uncertainty related to these tax matters that it believes appropriately reflect its risk. As at 31 December 2025, €329 million (31 December 2024: €267 million) of these provisions is included in current tax liabilities and the remainder is included in non-current tax liabilities.
The Group reviews the adequacy of these provisions at the end of each reporting period and adjusts them based on changing facts and circumstances. Due to the uncertainty associated with tax matters, it is possible that at some future date, liabilities resulting from audits or litigation could vary significantly from the Group’s provisions. When an uncertain tax liability is regarded as probable, it is measured on the basis of the Group’s best estimate.
The Group has received tax assessments in certain jurisdictions for potential tax related to the Group’s purchases of concentrate. The value of the Group’s concentrate purchases is significant, and therefore, the tax assessments are substantial. The Group strongly believes the application of tax has no technical merit based on applicable tax law, and its tax position would be sustained. Accordingly, the Group has not recorded a tax liability for these assessments and is vigorously defending its position against these assessments.
Global Minimum Top-Up Tax
The Group has applied the exception under the IAS 12 amendment to recognising and disclosing information about deferred tax assets and liabilities related to top-up tax in preparing its condensed consolidated financial statements as at 31 December 2025.
The Group is in scope and is subject to top-up tax in relation to its operations in a few countries. No material expense or liability has been recognised in these condensed consolidated financial statements.
Note 10
PROVISIONS AND CONTINGENCIES
Restructuring programmes
In November 2022, the Group announced a new efficiency programme to be delivered by the end of 2028. This programme focuses on further supply chain efficiencies, leveraging global procurement and a more integrated shared service centre model, all enabled by next generation technology including digital tools and data and analytics.
During 2025, as part of this efficiency programme, the Group announced restructuring proposals resulting in €105 million of recognised costs primarily related to expected severance payments. The restructuring spend is attributable to various initiatives implemented across different markets aiming to enhance efficiency and productivity.
Guarantees
As of 31 December 2025, the Group has issued guarantees to third parties of €944 million (31 December 2024: €892 million), primarily relating to ongoing litigations and tax matters in certain territories. No significant additional liabilities in the accompanying condensed consolidated financial statements are expected to arise from the guarantees issued.
Contingencies
There have been no significant changes in contingencies since 31 December 2024.

P a g e | 38

Refer to Note 24 of the 2024 consolidated financial statements for further details about the Group’s guarantees, commitments and contingencies.
Note 11
OTHER INCOME
For the year ended 31 December 2025 and 31 December 2024, other income totalled €104 million and nil, respectively.
During 2025, the Group recognised €30 million of other income related to additional consideration received from the sale of a property in Germany, and €74 million of other income related to gains on the sales of properties in Germany and Great Britain.
Note 12
EVENTS AFTER THE REPORTING PERIOD
On 17 February 2026, the Group announced a share buyback programme with an aggregate market value of up to €1 billion, to be completed by the end of February 2027.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorised.

COCA-COLA EUROPACIFIC PARTNERS PLC
(Registrant)
Date: 17 February 2026	By:	/s/ Ed Walker
	Name:	Ed Walker
	Title:	Chief Financial Officer